AEM SPA

03 MAR 25 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/090/2003/AG/db

03007761

BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 21, 2003

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary shareholders'meeting which will take place on April 29, 2003 in first call and, if necessary, on May 6, 2003 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

Call of Ordinary Shareholders' Meeting

Shareholders are convened to the Ordinary Shareholders' Meeting in Milan at Palazzo Turati, Via Meravigli 9/b on 29 April 2003 at 11:30 A.M. on first call and, if necessary, on 6 May 2003, same place and time, on second call, to discuss and deliberate the following

Agenda

1. *The Financial Statements as at 31 December 2002, the Board of Directors' Report on Operations, and the Board of Statutory Auditors' Report: relevant deliberations and follow-up.*

Shareholders in possession of certificates issued pursuant to art. 85 of Legislative Decrees no. 58/98 distributed by intermediaries adhering to the centralized management system headed by Monte Titoli SpA, are entitled to attend the Meeting.

The draft financial statements and the consolidated financial statements as at 31 December 2002 will be made available to Shareholders as from 31 March 2003 at the Company's head office, Borsa Italiana S.p.A., as well as on the internet site www.aem.it. The Independent Auditors' Report and the Board of Statutory Auditors' Report will be made available to the public by the same means during the fifteen days before the Shareholders' Meeting.

For the Board of Directors
Chairman and Managing Director
Giuliano Zuccoli

AEM S.p.A. – Share capital € 936,024,648 fully paid in, head offices in Milan, Corso di Porta Vittoria,4, fiscal code, VAT no. and Milan Company Registry no. 11957540153